yw

18001086

Securities and Exchange Commission
Trading and Markets

Washington, D.C. 20549

FEB 20 2018

RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...	12.00

SEC FILE NUMBER
8-66433

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: STERN CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
420 LEXINGTON AVENUE, SUITE 300
(No. and Street)

NEW YORK (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE M. STERN (212) 832-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gettry Marcus CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1407 BROADWAY (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, Lawrence M. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Member

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERN CAPITAL LLC AND SUBSIDIARY

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Stern Capital LLC and Subsidiary

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Stern Capital LLC and Subsidiary as of December 31, 2017, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Stern Capital LLC and Subsidiary as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Stern Capital LLC and Subsidiary's management. Our responsibility is to express an opinion on Stern Capital LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stern Capital LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Gettry Marcus CPA, P.C.

Gettry Marcus CPA, P.C.

We have served as Stern Capital LLC and Subsidiary's auditor since 2008.

New York, New York

February 16, 2018

STERN CAPITAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets	
Cash and cash equivalents	$ 172,232
Fees receivable	43,921
Prepaid expenses and other assets	15,014
Total assets	$ 231,167
Liabilities and Member's Equity	
Accrued expenses and other liabilities	$ 75,685
Due to affiliates	21,096
Total liabilities	96,781
Member's equity	134,386
Total liabilities and member's equity	$ 231,167

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

The accompanying notes are an integral part of this consolidated financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Stern Capital LLC ("Stern") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Stern is a single member limited liability company and continues until such time it is terminated. The member's liability is limited. Stern earns commissions and fees from insurance companies and asset management firms for the implementation of private placement variable annuity life insurance contracts and the rendering of consulting services.

The consolidated financial statements include the accounts of Stern and its wholly owned subsidiary, Stern Capital LTD (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

Stern Capital LTD was formed on September 5, 2007 under the laws of Bermuda. Stern Capital LTD, an unregulated entity, earns fees from insurance companies and asset management firms for the implementation of private placement variable annuity life insurance contracts with foreign investors.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Use of Estimates

The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). This new ASU will replace substantially all current U.S. GAAP on this topic and eliminate most industry-specific guidance. Topic 606, which was amended several times since, is effective for interim and annual periods beginning after December 15, 2017 for public companies. There is also a Broker Dealer AICPA Financial Reporting Executive Committee task force ('task force") that is providing further guidance, which has not completed its assessment to-date. The collective guidance to Topic 606 states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also states that an entity should recognize as an asset the incremental costs of obtaining a contract that the entity expects to recover and amortize the costs consistent with the transfer to the customer of the good or services to which the asset relates. The guidance also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company has substantially completed the assessment of the impacts of the new guidance on its financial statements and does not expect any material timing adjustments from the adoption of the guidance on January 1, 2018. However, as the Broker Dealer task force efforts are not complete to-date, the Company will continue to assess the impact the new guidance may have in future periods related to any additional guidance that is forthcoming.

e) Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believe it is not exposed to any credit risk.

For the year ended December 31, 2017, approximately 53% of the fees receivable were due from two clients.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

f) Income Taxes

Stern is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. Therefore, no provision for income taxes is included in the accompanying financial statements.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2017, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions. There are presently no ongoing income tax examinations.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $65,180, which was $58,728 in excess of its required net capital of $6,452. The Company's net capital ratio was 1.48 to 1.

4. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of Stern's consolidated subsidiary, Stern Capital LTD.

Total assets	$ 48,486
Total liabilities	16,618
Total member's equity	$ 31,868

The member's equity of Stern Capital LTD is not included as capital in the consolidated computation of the Company's net capital.

5. RELATED PARTY

The Company has an agreement with Stern Family Management, related through common ownership, for administrative expenses. The amount of $53,404 has been charged to the accompanying consolidated financial statements for the year ended December 31, 2017. As of December 31, 2017, the Company owed the affiliate $21,096.

6. CONTINGENCIES

The Company is not involved in or foresees any legal proceedings concerning matters arising connection with the conduct of its business.

7. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred through February 16, 2018, the date the consolidated financial statements were available to be issued, that would require recognition or disclosure in the consolidated financial statements.

STERN CAPITAL LLC AND SUBSIDIARY

REPORT ON AUDIT OF
CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT